EXHIBIT 99.6
COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA – U.S. REPORTING DIFFERENCES
To the Board of Directors of Agrium Inc.:
In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Corporation’s financial statements, such as the changes described in note 2 to the consolidated financial statements as at December 31, 2008 and for the years then ended. Our report to the shareholders dated February 25, 2009 is expressed in accordance with Canadian reporting standards, which do not require a reference to such a change in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.
Signed “KPMG LLP”
Chartered Accountants
Calgary, Canada
February 25, 2009